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                           March 1, 2022

       Bruce Felt
       Chief Financial Officer
       Domo, Inc.
       772 East Utah Valley Drive
       American Fork, UT 84003

                                                        Re: Domo, Inc.
                                                            Form 10-K for the
annual period ended January 31, 2021
                                                            Filed April 1, 2021
                                                            Form 10-Q for the
quarterly period ended October 31, 2021
                                                            Filed December 10,
2021
                                                            Form 8-K furnished
on December 2, 2021
                                                            File No. 001-38553

       Dear Mr. Felt:

              We have reviewed your January 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 21, 2021 letter.

       Form 8-K Furnished on December 2, 2021

       Exhibit 99.1, page 9

   1. We note your response to prior comment 4. Revise to remove the adjustment for the proceeds from shares
issued in connection with employee stock purchase plans from the adjusted net cash
provided by (used in) operating activities non-GAAP measure. In this regard, we note
that your presentation is not consistent with your GAAP operating cash flows and appears
to substitute individually tailored recognition and measurement methods for those of
GAAP. Refer to Question 100.04 of the Non-GAAP Compliance
                                                        and Disclosure
Interpretations.
 Bruce Felt
Domo, Inc.
March 1, 2022
Page 2
2. Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to adjusted free cash flow or something similar. Refer to Question 102.07 of the Non-GAAP Compliance and
         Disclosure Interpretations.
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



FirstName LastNameBruce Felt                                    Sincerely,
Comapany NameDomo, Inc.
                                                                Division of
Corporation Finance
March 1, 2022 Page 2                                            Office of
Technology
FirstName LastName